September 24, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (203) 968-3446

Anne M. Mulcahy
Chief Executive Officer
Xerox Corporation
P.O. Box 1600
Stamford, Connecticut 06904-1600

>   **Re: Xerox Corporation**
>   **Definitive 14A**
>   **Filed April 10, 2007**
>   **File No. 1-04471**

Dear Ms. Mulcahy:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

Compensation Discussion and Analysis, page 16

1. Please disclose the actual percentiles for total compensation, and each benchmarked element of compensation, in 2006. We note that your pay policy is to target cash compensation levels for officers at the midpoint of a range determined from the median compensation levels paid by other companies for comparable positions. Please disclose where actual payments fall

within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

2. We note your disclosure that the compensation committee believes that a significant portion of an executive officer's total compensation should be at risk, and tied to how well the individual performs as well as how the individual's business unit, division or function and the company perform against both financial and non-financial objectives. We also note that for each individual (and for each component of compensation), the compensation committee takes into account the executive's historical contributions and expected future contributions in determining compensation. We further note that the committee sets individual performance measures for the CEO, and the CEO sets individual performance measures for other executive officers. To the extent your incentive programs and base salaries are correlated with the achievement of certain annual individual objectives and performance factors, please disclose the specific items of individual performance used to determine incentive payments and salaries and how your incentive bonuses are specifically structured around such individual objectives and milestones. Please further discuss the level of difficulty in achieving such individual objectives. Please see Items 402(b)(2)(vii) of Regulation S-K and Instruction 4 to Item 402(b).

3. The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Refer you to Section II.B.1. of Commission Release No. 33-8732A. We note the disparity between Ms. Mulcahy's compensation and that of the other named executive officers. Please provide a more detailed discussion of how and why Ms. Mulcahy's compensation differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, discuss this on an individualized basis.

4. Your disclosure indicates that you set compensation goals for the current fiscal year in the early part of each year and that your Annual Incentive Opportunity performance measures and your Executive Long-Term Incentive Program targets and design are the same in 2007 as they were in 2006. Please expand your Compensation Discussion and Analysis to include a discussion of not only the goals you have set for the current year but also, in drafting this disclosure, provide appropriate contextual detail that will give investors a meaningful understanding of the degree to which determination of performance objectives was predicated upon a likelihood that a portion of the incentive payments would be awarded. To the extent incentive amounts were determined based upon a historical review of the predictability of your performance objectives, please disclose the relationship between historical and future achievement. Refer to Instruction 2 to Item 402(b) of Regulation S-K.

5. Throughout your Compensation Discussion and Analysis, and as to each compensation element, please disclose how you arrived at and why you paid each particular level and form of compensation for 2006. For example, on page 22, you state generally that the compensation committee believes that the annual incentive bonus calculations resulted in

reasonable and appropriate performance-related bonus payments to the company's executive officers, yet you do not analyze in quantitative or qualitative terms the specific bases upon which the committee reached those conclusions. As another example, your disclosure does not explain in sufficient detail the committee's analysis of the named executive officers' individual contributions that serve, in part, as a basis for the committee's compensation decisions. Please analyze and disclose the specific factors considered by the committee in ultimately approving particular pieces of each named executive officers' compensation package and you should describe the reasons why the committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions. To the extent the committee relied upon the analysis of tally sheets, as disclosure at the top of page 19 seems to indicate, disclose the committee's analysis of this information and how the evaluation of this information resulted in specific awards for the fiscal year for which compensation is being reported.

Measuring performance and determining final bonus award. Page 22

6. We note that the CEO and the committee use business judgment when recommending bonuses and may suggest increases or decreases to payouts implied by performance based on qualitative assessments and that the committee retains the discretion to grant a lower or higher bonus than the calculated incentive payout would indicate, or no bonus at all based on appropriate circumstances. Provide a more detailed discussion as to what factors the committee may consider and any exercise of such discretion. See Item 402(b)(2)(vi) of Regulation S-K.

Change-in-Control Severance Agreements and Plan Provisions, page 25

7. Please disclose the extent to which any change of control severance payments are wholly or partially conditioned on non-compete, non-solicitation and other negative covenants. Refer to Item 402(j)(4) of Regulation S-K.

8. Please disclose in your Compensation Discussion and Analysis how you determined change of control and severance payment amounts.

Summary Compensation Table, page 30

9. Please do not use smaller font in your footnotes than you use in your tables.

Please respond to our comments by October 24, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3729 with any questions.

Sincerely,

Craig Slivka
Staff Attorney